Exhibit 99.1

Captivision Appoints Ric Clark to Board of Directors

Appointment Marks Second Experienced Addition to the Board of Directors Within a Month

MIAMI, March 18, 2025 (GLOBE NEWSWIRE) – Captivision Inc. (“Captivision” or the “Company”) (NASDAQ: CAPT), a pioneering manufacturer and global LED solution provider, today announced the appointment of Richard “Ric” Clark to its Board of Directors, effective immediately. Mr. Clark will serve as Chair of the Company’s Compensation Committee and also join the Nominating and Corporate Governance Committee, bringing decades of executive leadership and corporate governance expertise to the Company.

Mr. Clark has nearly four decades of real estate, M&A and capital markets experience. He is founder of Burnside Investments, a private investment company, co-founder of WatermanClark, a real estate investment partnership, and a board member of public and private companies in industries including retail, sports and entertainment. Previously, he spent three decades at Brookfield Corp. and its predecessors, serving in various leadership roles, including Chairman and Chief Executive Officer of Brookfield Property Group, Brookfield Property Partners and Brookfield Office Properties. Under his leadership, Brookfield’s real estate group grew its assets under management from $5 billion to more than $200 billion and expanded globally across the property spectrum.

"We are delighted to welcome Ric to Captivision's Board of Directors," said Gary Garrabrant, Chairman and CEO of Captivision. "Ric brings an unparalleled experience building and leading one of the world’s largest and most respected real estate companies. His accomplishments as an entrepreneur are equally distinguished as well as his relationships with decision makers globally."

Mr. Clark holds a Bachelor of Science from Indiana University of Pennsylvania.

About Captivision

Captivision is a pioneering manufacturer of media glass, combining IT building material and architectural glass. The product has a boundless array of applications including entertainment media, information media, cultural and artistic content as well as marketing use cases. Captivision can transform any glass façade into a transparent media screen with real time live stream capability. Captivision is fast becoming a solution provider across the LED product spectrum.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties and airports. Learn more at http://www.captivision.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for the Company’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of the Company to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of the Company to execute its international expansion strategy; (7) the ability of the Company to protect its intellectual property rights; (8) the profitability of the Company’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods, and services used by the Company to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate, and large format wallscape modified regulatory restrictions or building codes; (11) the ability of the Company’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company; (13) the emergence of new technologies and the response of the Company’s customer base to those technologies; (14) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Media Contact:
Gateway Group

Zach Kadletz

+1 949-574-3860

CAPT@gateway-grp.com

Investor Contact:

Gateway Group

Ralf Esper

+1 949-574-3860

CAPT@gateway-grp.com